[Simpson Thacher & Bartlett LLP Letterhead]

April 28, 2006

  Re:
  Verigy Pte. Ltd.
  Registration Statement on Form S-1
  File No. 333-132291

Mr. Russell Mancuso
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 6010
Washington, DC 20549

Dear Mr. Mancuso:

        On behalf of Verigy Pte. Ltd. (the "Company"), we hereby submit for filing by direct electronic transmission Pre-Effective Amendment No. 1 ("Amendment No. 1") to the above referenced Registration Statement (the "Registration Statement"). We are also sending via courier five marked (without exhibits) and five clean (with exhibits) paper copies of Amendment No. 1 for the convenience of the staff (the "Staff") of the Securities and Exchange Commission.

        In addition, we are providing, on behalf of the Company, the following responses to the comment letter dated April 5, 2006 from the Staff regarding the Registration Statement. To assist your review, we have included the text of the Staff's comments below in italicized type. Please note that all references to page numbers in our responses are references to the page numbers in Amendment No. 1.

General

1.
Please confirm that any preliminary prospectus you circulate will include all non-Rule 430A information. This includes the price range and related information based on a bona fide estimate of the public offering price within that range. Also note that we may have additional comments after you include this information.

        The Company confirms that any preliminary prospectus that it circulates will include all non-Rule 430A information.

Prospectus Summary, page 1

2.
The disclosure in the summary should be a balanced presentation of your business. Expand to describe the challenges you face as prominently as your current disclosure of your strengths.

        The Company has added disclosure to the summary on page 3 of Amendment No. 1 to highlight the challenges faced by the Company.

3.
When using words of comparison, like "lowered overall cost of test for customers," "shortened time to market" and "superior expertise" please clarify against whom you are comparing yourself. Also provide us independent, objective support for your comparisons.

        The Company has modified the disclosure on page 2 of Amendment No. 1 in response to the Staff's comment. The Company has modified the disclosures to clarify that the Company is comparing its solutions against single-purpose test platforms rather than against any specific competitor, and to qualify its statements as subjective statements of belief rather than unqualified statements. As a result, the Company believes that its comparisons no longer require independent, objective support.

Our Relationship with Agilent, page 3

4.
We note on page 5 you state your separation from Agilent is anticipated to occur on or about June 1, 2006. Please clarify whether the IPO timing could affect that event.

        The Company advises the Staff that the Company's separation will occur prior to and is a condition precedent to the IPO. The Company has revised the disclosure on page 5 of Amendment No. 1 accordingly.

5.
Please briefly highlight the reason that Agilent is exiting your business.

        The Company has added disclosure on page 4 of Amendment No. 1 in response to comment 5.

Summary Historical and Pro Forma Financial Information, page 6

6.
It appears that the pro forma amounts as of October 31, 2005 were derived from your Unaudited Pro Forma Condensed Combined Balance Sheet on page 60. The adjustments included to derive the pro forma amounts as discussed in notes (A)-(C) on page 61 appear to be more extensive than the adjustments referred to on page seven. That is, based upon the adjustments discussed on page seven, it is not apparent how the pro forma amounts were derived without further explanation or reference to where that information is provided. Please revise to clarify. Similarly, please revise to clarify the presentation of your pro forma capitalization as of October 31, 2005 as presented in the table on page 33.

        The Company has revised the balance sheet presentation on page 7 and the capitalization table on page 33 to note that the adjustments were derived from the Unaudited Pro Forma Condensed Combined Balance Sheet on page 64.

Risk Factors, page 8

If we do not maintain and expand…page 13

7.
Please describe here and in MD&A, as appropriate, the consequences of experiencing difficulty in delivering new test equipment as well as enhancements and upgrades. For example, you state when it has happened to you it has "damaged our customer relationships." Please explain whether that means losing certain clients, or paying damages.

        The Company has revised the disclosure on page 14 to clarify that the consequences of experiencing difficulty in delivering new test equipment, enhancements and upgrades include the loss of customers as well as lost revenues. The Company supplementally advises the Staff that these consequences have not, to date, included the payment of damages. The Company believes that this disclosure should not be added to the risk factor, as it would be inappropriate mitigating language.

Our results could be adversely affected…page 17

8.
Clarify why you are negotiating this tax agreement.

  The Company has made the requested revision on page 17 of Amendment No. 1.

9.
Please replace vague disclosure represented by the term "certain" with specific information regarding the material terms of the agreement.

  The Company has made the requested revision on page 17 of Amendment No. 1.

10.
Please briefly explain why your new structure could cause significant period-to-period variation.

  The Company has made the requested revision on page 18 of Amendment No. 1.

11.
We note your reference to audit settlements in the second paragraph. In an appropriate section of your document, please disclose pending material audits.

        In accordance with the Master Separation and Distribution Agreement, as currently contemplated, the Company will purchase assets from Agilent subject to certain liabilities but excluding liabilities for taxes prior to the separation date of June 1, 2006. Accordingly, the Company itself will have a 'clean slate' from a tax perspective and will not have any pending tax audits. The Company has made revisions on page 18 of Amendment No. 1 to clarify that tax audits will only arise in the future.

Third parties may claim that we are infringing on their intellectual property, page 18

12.
Please clarify why you believe there is material risk of third parties claiming that you infringe their rights.

        The Company believes that there is material risk that third parties might claim that the Company is infringing their intellectual property rights because the semiconductor industry in general has been and continues to be characterized by uncertain and conflicting intellectual property claims and vigorous protection and pursuit of these rights. The Company has made revisions on page 19 of Amendment No. 1 to clarify this risk. While the Company is not currently aware of any particular third-party claims in this regard, the Company does not believe that it would be appropriate to mitigate the risk factor to include language to such effect. In addition, as noted on page 19, following the separation, due to the smaller size of the Company compared to Agilent and without the benefit of Agilent's patent portfolio, there may be third parties who have refrained from asserting intellectual property claims against Agilent that may elect to pursue such claims against the Company following the separation.

13.
We note your reference to reliance on licenses in last paragraph. Please file the licenses on which you rely, and disclose the material terms of those agreements in an appropriate section of your document.

        The Company supplementally advises the Staff that, upon review, it is not dependent on any third-party intellectual property licenses other than standard generally available licenses such as those provided by Microsoft and Oracle. Accordingly, the Company has deleted the last paragraph of this risk factor on page 19 of Amendment No. 1.

In the event of environmental contamination, page 20

14.
Please clarify why you may not be aware of all conditions that could subject you to liability.

        The Company may not be aware of all conditions that could subject it to liability because the promulgation of new laws and regulations or the discovery of previously unknown contamination are inherently difficult to predict but could nonetheless subject the Company to future liability. The Company has made revisions on page 21 of Amendment No. 1 to clarify this risk.

As long as Agilent controls us, page 21

15.
With a view toward disclosure in an appropriate section of your document, please tell us what procedures you have established to ensure that Agilent's activities as controlling stockholder do not cause you to incur liability to Agilent. For example, could Agilent cause you to engage in activity that will make your restructuring a taxable event that obligates you to reimburse Agilent for its tax liability?

        The Company has modified the disclosure on page 104 to clarify that, pursuant to the indemnification provisions of the Master Separation and Distribution Agreement, the Company will not be required to indemnify Agilent for actions taken by the Company at the written request of Agilent. The Company also confirms to the Staff that the Tax Sharing Agreement will contain comparable provisions. The Company believes that this disclosure should not be added to the risk factor, as it would be inappropriate mitigating language.

Our tax sharing agreement with Agilent…page 24

16.
Please quantify the potential tax obligation.

        The Company's tax obligation to Agilent only arises if the Company breaches its obligation to refrain from any action that would cause the distribution to be fully taxable under Section 311(b) of the Internal Revenue Code of 1986, as amended. The amount of the potential obligation is contingent on factors that cannot be quantified at this time, including the price of the Company's ordinary shares on the distribution date and the composition of Agilent's stockholders on the distribution date.

17.
Please refer to your disclosure that the distribution will be fully taxable to Agilent if shares representing more than half of your voting power are acquired as part of the distribution. With a view toward clarified disclosure, please tell us how you could avoid taxation of the distribution given that it appears that almost all of your shares will be involved in the transactions.

        The Company has made the requested revision on page 24 of Amendment No. 1.

Third parties may hold us liable, page 24

18.
With a view toward disclosure, please tell us whether any known liabilities could be material to you if you were unable to recover from Agilent. In an appropriate section of your document, please disclose those liabilities.

        The Company advises the Staff that there are no known liabilities that could be material to the Company if it was unable to recover such liabilities from Agilent.

It may be difficult for investors, page 27

19.
Please clarify why "there can be no assurance" that Singapore courts will enter judgments in actions brought in Singapore courts based on United States federal securities laws.

        The Company has modified the disclosure on page 27 of Amendment No. 1 in response to the Staff's comment. The Company supplementally advises the Staff that the enforcement of a judgment by a Singapore court is a discretionary matter applicable to all foreign judgments and is not specific to United States federal securities laws.

Our public shareholders may have more difficulty…page 27

20.
We note your disclosure that rights and responsibilities "may be different" from those applicable to United States corporations. Please clarify why you are uncertain about material differences.

        The Company has revised its disclosure on page 28 of Amendment No. 1 to indicate that the rights of the Company's shareholders and the responsibilities of the members of its board of directors under Singapore law are different from those applicable to a corporation incorporated in the United States. The Company has also added disclosure on pages 120-127 of Amendment No. 1, in response to Comment 62, to highlight the material differences between Singapore law and United States law.

Special Note, page 29

21.
It is inappropriate to disclaim responsibility for your disclosure; therefore, please remove the penultimate sentence of the second paragraph.

        The Company has made the requested revision on page 29 of Amendment No. 1.

Our Separation from Agilent, page 30

22.
With a view toward disclosure, please tell us how you chose the June 1, 2006 separation date, the progress made toward completing the separation and agreements, and whether the separation will be done before the IPO date.

        The Company supplementally advises the Staff that the June 1, 2006 separation date was chosen primarily for the following reasons: Agilent's desire to complete the distribution of Verigy shares to Agilent stockholders by October 31, 2006, the end of Agilent's current fiscal year; Agilent's desire to have as much time as possible between the Verigy IPO date and the distribution date; and the significant amount of work required to separate Verigy's business from Agilent. Agilent and Verigy determined that, based on the foregoing considerations, June 1, 2006 was the most appropriate date for the separation. The Company hereby advises the Staff that the separation activities are currently well underway and those separation activities that are necessary to legally separate the operations of the businesses, including the transfer of assets and employees, will, in any event, be completed prior to the effective time of the IPO. The Company has also added disclosure to page 30 of Amendment No. 1 to clarify that IPO will not occur unless the separation has occurred.

Cash, Short-Term Obligations and Capitalization, page 33

23.
Please revise your disclosure to remove the cash and cash equivalents and short-term obligations from your capitalization table. As a result of removing the presentation of pro forma and pro forma as adjusted amounts for these items, you will need to revise your reference to the inclusion of the use of the proceeds in your pro forma as adjusted amounts.

        The Company has made the requested revisions on page 33 of Amendment No. 1.

Dilution, page 34

24.
Refer to the last paragraph on page 34. With a view toward disclosure, please show us the effect on dilution and option/restricted stock holdings that would result if the distribution were to occur concurrently with the IPO at the IPO price.

        The Company has modified the last paragraph on page 34 to reflect the potential dilutive impact of the assumed number of unvested Agilent options held by Verigy employees that will be replaced with Verigy options as of the distribution date. In addition, the Company advises the Staff that no individual who is or will become an employee or director of the Company holds Agilent restricted stock.

Selected Financial Data, page 35

25.
Please revise to delete the words "(unaudited)" from the columns in the tables to prevent giving the impression that the other columns are audited.

        The Company has made the requested revisions on page 35 of Amendment No. 1.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 36

26.
With a view towards disclosure in MD&A and/or the financial statements, please respond to the following comments:

  •
  Please tell us more about the status and significant terms of the agreement you are negotiating with the Singapore Economic Development Board, as discussed on page 17. Explain whether you are required to enter into this agreement and whether you expect this agreement to be finalized prior to your effectiveness. We note that in order to comply with the agreement, you must fulfill certain operating conditions in Singapore. Please discuss how the agreement may impact your future operations and cash flows. Tell us why you could suffer adverse tax and other financial consequences if you do not fulfill these conditions and discuss the nature and magnitude of those items.

        The Company expects to finalize the agreement with the Singapore Economic Development Board in May 2006. The revised disclosure in Amendment No. 1 highlights the material conditions to the Company obtaining the tax benefits.

    •
    Please tell us more about how you expect the agreements with Flextronics to impact your future operations and cash flows. We note from page 11 that you entered into a global manufacturing services agreement with Flextronics and you plan to also enter into an asset purchase agreement with them under which you will transfer certain assets and employees to them.

        The Company has modified the disclosure on page 39 in response to this comment.

    •
    Please tell us more about your reference to past and possible future environmental issues at your facilities. Tell us whether you are referring to significant remediation liabilities, the imposition of fines or the suspension or termination of production. We note the disclosure on page 20.

        The Company supplementally advises the Staff that it has never experienced any significant environmental issues with any of its facilities and, therefore, has deleted the disclosure on page 20 to such effect.

Overview of Results, page 38

27.
We note that the combined financial statements were derived from the accounting records of Agilent's "STS" segment per your disclosure on page 36. In Note 23 of Agilent's October 31, 2005 Form 10-K, we note the presentation of total assets for STS of $312 million and $349 million as of October 31, 2005 and 2004. Since the combined financial statements were derived from "the historical basis of assets and liabilities" of the STS business, please tell us and disclose the reasons for any significant differences.

        The Company has disclosed the reasons for any significant differences on page 36 of Amendment No. 1. In accordance with SFAS 131, under the management approach, Agilent has disclosed the total assets for the STS segment. Under this approach, Agilent allocates certain corporate assets such as deferred tax assets before the valuation adjustment and excludes items such as the accumulated amortization of goodwill and other intangibles and the valuation allowance relating to deferred tax assets and other assets. The Company's combined financial statements have been presented in accordance with accounting principles generally accepted in the United States and derived from the accounting records of Agilent using the historical basis of assets and liabilities of our business and therefore differ from Agilent's "STS" segment disclosures under SFAS 131, "Disclosures About Segments of an Enterprise and Related Information."

Critical Accounting Policies and Estimates, page 39

Restructuring and asset impairment charges, page 39

28.
We note your disclosure that work-force related charges are accrued when it is determined that a liability has been incurred, which is generally after individuals have been notified of their termination dates and expected severance payments. In light of your disclosure on page 38 that you expect to incur significant additional restructuring costs to reduce headcount by approximately 300 people, please tell us and disclose your severance policy regarding the length of the period from the communication date to the termination date. See paragraphs 9 to 11 of SFAS 146.

        The Company has made the requested revisions on page 41 of Amendment No. 1.

Inventory valuation, page 40

29.
Please revise your discussion to disclose the gross inventory impairment charge in fiscal 2005 of $25 million. It appears that the net amount may include $7 million related to sales of previously reserved inventory based upon the disclosure on page 47. It does not appear appropriate to net the amount you expensed to cost of sales in the current period with the amount of reserve that was formerly associated with the sold inventory since that amount should not be reflected in your current period cost of sales.

        The Company has made the requested revisions on page 41 of Amendment No. 1.

Retirement and post-retirement plan assumptions, page 41

30.
We note your disclosure on page 42 that the discount rate for non-U.S. plans was generally determined in a similar manner to the discount rate for U.S. plans. Please tell us and disclose the specific method of determining the non-U.S. discount rate if materially different than the methodology used for the U.S. plans, or remove the term "generally" as appropriate.

        In the United States, traded long-term corporate bonds are much more prevalent than in the rest of the world. Since there is not an equally large established bond market outside the U.S., management has not been able to use published rates for high quality corporate bonds to determine discount rates for pension plans outside the U.S. Instead, management has used the rates associated with various long-term bond instruments with similar characteristics. Because the method used to determine the discount rate for U.S. plans is similar to the method used to determine the discount rate for foreign plans, the Company has removed the term "generally" from the referenced sentence.

31.
We note your disclosure that workforce-related events such as restructurings can result in curtailment and settlement gains or losses. We also note that you plan to terminate approximately 300 employees under your fiscal 2006 restructuring plan. Please tell us and disclose whether you expect the restructuring to result in curtailment and settlement gains or losses.

        The Company has made the requested disclosure on page 43 of Amendment No. 1.

Accounting for income taxes, page 43

32.
Please explain how "certain combinations" of factors could cause you to owe significant taxes during periods when you have low operating profit or operating losses.

        The Company has made the requested revisions on page 44 of Amendment No. 1.

Results of Operations, page 44

33.
We note from page 70 that you derive revenue from two primary products: the memory test systems (V5000 series) and the SOC/SIP/high-speed memory test platform (93000 series). The disclosure on page 45 refers to "increasing demand" for the 93000 series and "weakness" in your sales of the V5000 series. We also note the discussion of the contribution your Pin Scale systems in the recent Agilent 10-K disclosure regarding orders and net revenue. Please respond to the following comments:

  •
  Please revise your disclosure to quantify the amount of sales from each significant product group for each period presented.

  •
  Please revise your discussion to include an analysis of the reasons for significant changes in your revenues and expenses. For example, if your financial statements reflect materially higher revenues resulting from an increase in the volume of products sold when compared to a prior period, MD&A should not only identify the increase in sales volume, but also should analyze the reasons underlying the increase in sales when the reasons are also material and determinable. Please refer to SEC Release No. 33-8350.

    •
    With respect to changes in your revenues, per Item 303(A)(3)(ii), you should "provide a narrative discussion of the extent to which such increases are attributable to increases in prices or to increases in the volume or amount of goods or services being sold or to the introduction of new products or services."

    •
    When you reference the introduction of a new product as an underlying cause, please also explain the nature of the new product, when it was introduced, and quantify its impact on the increase in your sales. For example, on page 46 you refer to enhanced product introductions in late fiscal 2004 and early fiscal 2005. We noted no discussion of these introductions in your discussion of products and services beginning on page 70. Please tell us and disclose in more detail the nature and timing of these new products and how their introduction impacted your revenues.

    •
    We note your disclosure on page 47 that you implemented "aggressive price discounting" of your legacy products in fiscal 2005. Please disclose the extent to which decreased average selling prices impacted revenues and gross profit.

    •
    Under FRC 501.04, you should include a discussion and quantification of the contribution of two or more factors identified as the causes for material changes "where identification and quantification of the extent of contribution of each of two or more factors is necessary to an understanding of a material change, or where there are material increases or decreases in net sales or revenue."

        The Company has considered the Staff's comments and, where changes were relevant, revised its disclosures on pages 46, 47, 48 and 49 of Amendment No. 1 in response to Comment 33. For example, the Company has added detail on the effects of price pressures on page 47 and of aggressive discounting on page 49. The Company supplementally advises the Staff that the products described in the products section beginning on page 75 are the enhanced versions referenced on pages 46 and 48. The Company also advises the Staff that, wherever possible, it has attempted to quantify in numeric terms the impact of the new introductions on orders and revenue.

Cost of Sales, page 46

34.
Please revise your discussion to disclose the gross inventory impairment charge in fiscal 2005 of $25 million. We note from Agilent's October 31, 2005 Form 10-K that you incurred a charge of $22 million related to the V4400 system and other legacy products. From page 56 it appears that you also recorded a charge of approximately $11 million for firm, non-cancelable and unconditional purchase commitments for inventory in quantities in excess of your future demands. Please discuss the nature and timing of the charges and their underlying causes. In MD&A, if significant, you should quantify the remaining balance of inventory items previously written-down or written-off and discuss the significant components of that balance and include this disclosure in MD&A as long as a significant balance of such items remains on hand. You should also disclose in MD&A (if true) that no significant sales of such items have occurred to date. Alternatively, disclose the impact of these sales on gross profit margin for the period. Finally, disclose when and how you will dispose of the remaining items and/or the fact that you have no set timeline for the sale or scrapping of these items. Please also tell us why, on page 47, you refer to a net credit to cost of sales in fiscal 2003 related to excess and obsolete inventory.

        The Company has revised its disclosure on page 49 of Amendment No. 1 with regard to the Staff's comments concerning "remaining balance if inventory items previously written-down or written-off and discussing the significant components of that balance and including this disclosure in MD&A as long as a significant balance remains on hand."

        The $25 million inventory charge is the correct amount for fiscal 2005 and is also disclosed in a table on page 46 of Agilent's Form 10-K for its fiscal year ended October 31, 2005. The $22 million charge that was reported in the text of Agilent's Form 10-K was a subset of the $25 million charge and relates specifically to "charges for the V4400 system and other legacy product lines" and thus excludes certain other STS write-offs.

        The $11 million increase in supplier liability (referred to in Amendment No. 1 as "firm, non-cancelable and unconditional purchase commitments for quantities in excess of our future demand forecasts") is included in the $25 million gross inventory charge that the Company reported. Most of this inventory is being held by the Company's suppliers and relates to legacy products that the Company has discontinued such as the V4400 systems and STS analog modules.

        The Company also acknowledges the Staff's comment on disclosing "the impact of these sales on gross profit margin for the period." It has revised page 49 of Amendment No. 1 accordingly.

        The Company also acknowledges the Staff's comment concerning its reference on page 47 to a net credit to cost of sales in fiscal 2003 and has made the requested revisions on page 49 of Amendment No. 1.

Operating Expenses, page 48

35.
We note that you plan to incur restructuring charges of $22 million to $27 million in fiscal 2006. Please discuss the nature and amount of each significant component of the plan to the extent practicable. Please also discuss in more detail the nature of the overall plan, including the events and decisions that will give rise to these exit costs. For example, in addition to disclosing that you plan to terminate 300 employees, please discuss what operations you plan to discontinue and why, where the operations are located, the nature of the employee functions you will terminate and the specific new location of the activities. You should discuss the likely effect on your financial position and liquidity in addition to operations. Include, to the extent possible, the line items in the statement of operations that you expect to be impacted and the initial period when you expect to realize the impact. Please also identify the periods in which you expect material cash outlays and the expected source of their funding. See SAB Topic 5.P.4.

        The Company has made the requested revisions on pages 53 and 54 of Amendment No. 1.

Provision for income taxes, page 50

36.
Please revise the last sentence on page 50 to discuss and quantify known differences that you will encounter after the separation.

        The Company has made the requested revisions on page 55 of Amendment No. 1.

37.
Please quantify and explain to us the effect of the tax concessions mentioned on page 9 during the periods presented.

        The Company has made the requested revisions on page 55 of Amendment No. 1.

Financial Condition, page 54

38.
We note your disclosures here and on page 38 that you will incur $17 million of additional investments in new site set-ups and leasehold improvements, and $38 million in additional investments for the completion of a new ERP system in the remainder of fiscal 2006. We note your disclosure on page 97 that you will be responsible for your own costs incurred in connection with the transactions contemplated by the master separation and distribution agreement and each of the ancillary agreements. Tell us and revise your liquidity discussion to address how you will fund these anticipated costs.

        The Company has made the requested revisions on pages 59 and 109 of Amendment No. 1. In particular, the Company advises the Staff, and has clarified in Amendment No. 1, that Agilent will pay all costs in connection with the Company's separation from Agilent that arise prior to the June 1, 2006 separation date, and will pay all costs and expenses in connection with the implementation of the Company's new ERP system regardless of when they arise. In addition, the Company supplementally advises the Staff that Agilent will be making a capital contribution to the Company on or prior to the separation date in an amount that is estimated to be sufficient to cover other separation-related costs that will be incurred by the Company after the separation date.

39.
We note your disclosure on page 55 that you believe that the net proceeds of the offering, together with cash generated from operations will be sufficient to satisfy your working capital, capital expenditures and other liquidity needs at least through the next twelve months. Revise to include your expectation that you will require funding from the short-term revolving credit facility in order to fund your operations until you realize the proceeds from the offering. Please also confirm that you expect to generate cash from operations in 2006.

        The Company has made the requested revisions on page 60 of Amendment No. 1.

        The Company supplementally confirms that it expects to generate cash from operations in fiscal 2006.

Contractual Obligations, page 55

40.
We note that your table of contractual obligations excludes amounts recorded in your balance sheet as of October 31, 2005. We also note your definition of purchase commitments. Please revise your presentation to include all of your obligations that fall within the specified categories as defined by Item 303(a)(5) of Regulation S-K including (a) long-term debt obligations, (b) capital lease obligations, (c) operating lease obligations, (d) other long-term liabilities reflected on your balance sheet under GAAP and (e) purchase obligations. As defined by Item 303(a)(5), a purchase obligation is "an agreement to purchase goods or services that is enforceable and legally binding on the registrant that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction."

        The Company has considered the Staff's Comment 40 and made the requested revisions on page 60 of Amendment No. 1. The Company supplementally confirms to the Staff that it had no long-term debt or capital lease obligations as of October 31, 2005.

Other purchase commitments, page 56

41.
Please disclose the nature of the "professional service providers."

        The Company has made the requested revisions on page 61 of Amendment No. 1.

Unaudited Pro Forma Condensed Combined Financial Information, page 59

42.
You may not disclaim responsibility for your disclosure. Please revise your disclosure that the pro formas are "for informational purposes only" which we view as inappropriate.

        The Company has made the requested revision on page 64 of Amendment No. 1.

43.
We note your disclosure on page 21 that the historical information presented in the audited financial statements for the year ended October 31, 2005 is not necessarily indicative of your future results of operations, financial position, cash flows or costs and expenses. Article 11-01(a)(7) of Regulation S-X requires registrants to provide pro forma financial information when the registrant was previously part of another entity and such presentation is necessary to reflect the operations and financial position of the registrant as an autonomous entity. Please provide to us your conclusions regarding the presentation of pro forma statements of operations data or a financial forecast in accordance with Article 11-03 of Regulation S-X.

        The Company has reviewed Articles 11-01(a)(7) and 11-03 of Regulation S-X and respectfully believes that it would be inappropriate to disclose pro forma statement of operations data or a financial forecast. Under Article 11-02(b)(6) of Regulation S-X, any adjustment related to a presented pro forma income statement should give effect to events that are (i) directly attributable to the transaction, (ii) expected to have a continuing impact, and (iii) factually supportable. Any adjustments that are attributable to the transaction and expected to have a continuing impact on the Company, such as infrastructure cost savings, would need to be objectively determinable and supported by the facts. Any estimate of future cost savings would be based on numerous assumptions concerning the Company's future business and operations. The Company believes that it does not currently have a sufficient basis upon which it would be able to provide reliable statement of operations data or financial forecasts.

44.
In adjustments (A) and (D) we note that you reflect a loan from Agilent for $15 million and the repayment of this loan with the proceeds of the offering. Please tell us why you believe that these adjustments reflect transactions that would have occurred on October 31, 2005 and why the amount is factually supportable and directly attributable to the separation or the offering in the balance sheet. See Item 11-02(b)(6) of Regulation S-X.

        In accordance with Article 11-02 of Regulation S-X, the Company has included adjustments which are directly attributable to the transaction and factually supportable. In order to effect the IPO, the Company first needs to separate from Agilent. As of the separation date, anticipated to be June 1, 2006, Agilent will capitalize the Company with a level of cash that is estimated to be sufficient to cover the Company's separation costs incurred after June 1, 2006. After the separation, the Company will no longer have access to Agilent's cash, cash equivalents and other liquid investments to pay for their operations. As a result of the separation, the Company will have an immediate need for cash to operate and will need to borrow money from Agilent through the $25 million revolving credit facility with Agilent. The Company will revise the amount of $15 million when the amount of the lump sum of cash to cover specified separation costs is known. This amount represents the amount, taking into account its current run rate, expected cash collections and other known events, the Company would expect to borrow between the separation date and the date when the IPO proceeds are received. The Company has shown the $15 million of borrowings as being repaid out of the IPO proceeds, because any amounts outstanding under Agilent revolving credit facility are required to be repaid by the Company within 30 days after the consummation of the IPO.

Customers, page 76

45.
Please tell us how you chose which of your top ten customers to disclose.

        The Company advises the Staff that the selection of which top ten customers to disclose was based upon customer revenues for fiscal year 2005. Only those customers who provided their consent to be named in the Registration Statement were disclosed.

Manufacturing, page 76

46.
Please disclose the material terms of your agreement with Flextronics. Include any material termination, duration or exclusivity provisions.

        The Company has disclosed the material terms of its agreement with Flextronics on pages 81 and 82 of Amendment No. 1.

Competition, page 77

47.
Please provide more specific and balanced information regarding your competitive position. From your existing disclosure, it is unclear why customers would choose any competitor's product.

        The Company has revised its disclosure on page 83 of Amendment No. 1 accordingly.

Management, page 80

48.
In light of your risk factor disclosure on page 12, please include disclosure here regarding which officers are serving on an interim basis.

        The Company has made the requested revisions on page 85 of Amendment No. 1. The Company has also noted on pages 4 and 85 that it has recently appointed a new chief executive officer, who will join the Company on May 1, 2006.

Board Composition, page 81

49.
Please demonstrate that that the composition of your board satisfies the listing requirements for the market in which you intend your shares to trade.

        The Company advises the Staff on a supplemental basis that it intends to satisfy the listing requirements of the Nasdaq National Market as of the time of its listing on such market. Additionally, the Company advises the Staff on a supplemental basis that it currently expects to rely on the phase-in provisions of Exchange Act Rule 10A-3 and NASD Rule 4350(a)(5).

Director Compensation, page 82

50.
Please clarify what you mean by "deferred shares."

        The Company has changed all references to "deferred shares" to "share units" and has included brief description of terms of the share units on page 88.

Stock ownership, page 83

51.
We note you have disclosed ownership of Agilent shares held by directors and executive officers. Please explain how many shares of your stock are anticipated to be issued to these individuals after the distribution from Agilent is complete. Likewise, expand your disclosure on page 107 to identify any stockholders who would have to be identified by Regulation S-K Item 403 if Agilent distributed its shares simultaneously with your IPO; include the names of individuals who beneficially own shares held in the name of entities.

        The Company respectfully submits that additional disclosure with respect to the ownership of Verigy ordinary shares by the identified individuals would not be meaningful to investors. As shown on page 89 of Amendment No. 1, all of the Company's directors and officers as a group own less than one percent of Agilent's common stock. As a result, based on these shareholdings, the Company's directors and officers will own less than one percent of Verigy's ordinary shares based on their pro rata share of Agilent's stock dividend. With respect to any other Agilent stockholders who would be identified under Item 403 of Regulation S-K if Agilent were to distribute its shares as a stock dividend simultaneously with the IPO, as of December 15, 2005, only one Agilent stockholder (NWQ Investment Management Company, LLC, which held 6.9% of Agilent's then-outstanding common stock) owned more than five percent of Agilent's outstanding common stock. The Company hereby requests that it not be required to disclose the identity of this one stockholder as a potential five percent shareholder of the Company because it is not known whether NWQ Investment Company still holds shares of Agilent common stock as of the date of this letter or will hold shares as of the IPO date and it is unclear what percentage of the Company this stockholder will hold following the distribution because the Company does not yet know how much of its share capital will be represented by the IPO. As a result of the foregoing, the Company respectfully requests that it not be required to provide the additional disclosures.

Summary Compensation Table, page 84

52.
Please tell us why you disclose a market rate in footnote 1 for purposes of computing interest while your disclosure on page 93 indicates that the loan bears a higher interest rate.

        The Company advises the Staff that Mr. Dillon's loan is an interest free loan, except under unusual circumstances such as a bankruptcy of Mr. Dillon. However, the footnote 1 on page 90 of Amendment No. 1 describes the interest that would have been payable on the loan assuming it had been made at the applicable market rate at the time of computation. This amount has been imputed as compensation for purposes of disclosing Mr. Dillon's aggregate compensation for fiscal years 2005, 2004 and 2003. The loan will only bear interest at the rates described on page 101 of Amendment No. 1 upon the occurrence of the events specified on page 101.

Limitations on Liability, page 91

53.
Please revise your disclosure so that it is clear, concise and understandable. For example, we note the long, complex sentence that is the second paragraph and the unexplained reference to Singapore code sections.

        The Company has revised pages 99 and 100 of Amendment No. 1 accordingly.

Certain Relationships and Related Transactions, page 93

54.
Please describe how much of the current loan is still outstanding at this time.

        The Company advises the Staff that the outstanding balance of the loan as of the date of Amendment No. 1 was $500,000 and has added disclosure on page 101 of Amendment No. 1 to this effect.

Agreements with Verigy and Agilent, page 94

55.
Please revise the first paragraph to clarify whether you have disclosed the material terms of the agreements.

        The Company has made the requested revision on page 102 of Amendment No. 1 to clarify that the material terms of the agreements have been disclosed.

56.
Given the disclosure in the tenth bullet point on page 100, it is unclear whether Agilent will transfer to you all intellectual property historically used in your business. Please clarify.

        The Company has added clarification to the tenth bullet point on page 108. The Company supplementally advises the Staff that Agilent will transfer or license to Verigy all intellectual property historically used in Verigy's business.

Master Separation and Distribution Agreement, page 94

57.
We note that the master separation and distribution agreement provides for the revolving credit facility from Agilent to you on the separation date. Revise to include the significant terms of the revolving credit facility when such terms are known.

        The Company has made the requested revisions on page 102 of Amendment No. 1.

Auditors and Audits, page 95

58.
Please tell us how the agreement not to change your independent auditors is consistent with the responsibilities of the audit committee as specified in Rule 10A-3.

        The Company has revised the master separation agreement in a manner consistent with the responsibilities of the audit committee as specified in Rule 10A-3. Accordingly, the Company has revised its disclosure on pages 104 of Amendment No. 1.

Restrictions on Activities, page 165

59.
Given the exceptions noted in this section and in your intellectual property discussion, it is unclear whether Agilent retains sufficient rights to compete with you. Please revise to clarify.

        The details of the Intellectual Property Matters Agreement are currently being finalized. The Company confirms that it will include appropriate disclosure on this subject in a subsequent amendment to the Registration Statement that will be filed prior to the circulation of a preliminary prospectus.

Description of Share Capital, page 107

60.
Please explain how you intend to address shares seeking to be transferred during a time when the register of members is closed.

        The Company acknowledges the Staff's comment and has revised its disclosure to delete the language addressed in this comment. On closer review, the Company believes that the prior language indicating that the Company will refer to its shareholder records to determine who is a shareholder is stating the obvious and, as such, is not meaningful disclosure. With respect to the ability to transfer shares when the register is closed, we wish to supplementally inform the Staff that, while the Singapore Companies Act permits Singapore companies to close their registers, the Company has indicated that it does not anticipate the need to avail itself of such capability. Moreover, it is our understanding that book-entry share transfers continue unabated in Singapore public companies even during periods when the registers are closed, and non-book entry transfers are processed when the register re-opens such that there is no apparent impact on shareholders. Based on the foregoing, we concluded that the disclosure was not relevant to prospective investors.

61.
Please reconcile your disclosure on page 108 which appears to indicate that your board has staggered terms with your disclosure on page 81 which indicates that the directors are elected annually.

        The Company has clarified on page 86 that it expects that its board of directors will have staggered terms.

62.
Please expand to discuss material differences between Singapore's laws and those in the United States regarding corporate governance and investor protection.

        The Company has added a comparison chart on pages 120-127 that describes the material differences between Singapore's laws and those in Delaware, which the Company regards as being the most appropriate jurisdiction of comparison in the United States, regarding corporate governance and investor protection.

Transfer of Ordinary shares, page 108

63.
Please explain what is required to have a "duly stamped" transfer.

        The Company acknowledges the Staff's comment and has revised the disclosure to clarify "duly stamped." As the revised disclosure indicates, the prior language referred to providing evidence that the stamp duty, if any, payable with respect to the transfer has in fact been paid. We have also noted in the revised disclosure that share transfers taking place outside of Singapore will not be subject to stamp duty if they are made through a branch register maintained outside of Singapore. The Company intends to establish and maintain a branch register in the United States and, as a result, any transfers made through such branch register will not be subject to stamp duties.

Tax Considerations, page 113

64.
You may not disclaim responsibility for your disclosure. Please revise your disclosure that the information is of a "general nature," "solely for informational purposes," "not legal or tax advice" and "for general information only" which we view as inappropriate.

  The Company has made the requested revisions on page 129 of Amendment No. 1.

65.
Please explain the significance of dividends being considered "passive category income" or "general category income" and "U.S. Source income."

  The Company has made the requested revisions on page 130 of Amendment No. 1.

66.
Please unequivocally state the tax consequences. We note your current use of equivocal language like "should." If you cannot unequivocally state the tax consequences, please disclose the reasons why, and disclose the possible outcomes and risks to investors.

  The Company has made the requested revisions on page 130 of Amendment No. 1.

67.
Please avoid vague disclosure represented by the word "certain" and similar terms.

  The Company has made the requested revisions on pages 130 and 131 of Amendment No. 1.

68.
Please explain what you mean by "excess distribution" on page 115.

  The Company has made the requested revisions on page 131 of Amendment No. 1.

69.
We note your statement that your Singapore tax disclosure is not a "comprehensive description." Please revise to remove any implication that you have omitted disclosure required by the instruction 2 to Regulation S-K Item 202.

  The Company has made the requested revisions on page 132 of Amendment No. 1.

Underwriting, page 117

70.
Please provide more specific information about your relationships with the underwriters mentioned at the bottom of page 120.

        The Company supplementally advises the Staff as follows: Goldman, Sachs & Co. has from time to time in the past performed, and may in the future perform, various financial advisory and investment banking services for Agilent. Agilent is currently a party to a 10b5-1 stock purchase plan with Goldman Sachs. Credit Suisse Securities (USA) LLC and Agilent are parties to a International Swap Dealers Association Master Agreement under which Credit Suisse has in the past been and continues to be actively engaged in providing currency exchange swaps for Agilent. Thomas Weisel Partners LLC is one of a number of brokerage firms Agilent has presently engaged to execute brokerage trades in connection with Agilent's announced share buyback program. The Company does not regard these relationships as material to a purchaser of the Company's securities and the Company respectfully submits that the disclosure currently appearing at the bottom of page 134 is consistent with the requirements of S-K Item 508(a).

Where you can find additional information, page 122

71.
We note your disclosure that your statements are not necessarily complete. Please revise to remove any implication that you have omitted required disclosure.

        The Company has made the requested revisions on page 138 of Amendment No. 1.

Combined Financial Statements, page F-1

72.
Please update the document to include financial statements and related disclosures through the latest interim period in accordance with Rule 3-12 of Regulation S-X.

        The Company has included in Amendment No. 1 financial statements and related disclosures through its fiscal quarter ended January 31, 2006, the latest interim period in accordance with Rule 3-12 of Regulation S-X.

73.
Revise the notes to your combined financial statements to include a discussion of the amounts loaned to your current CFO by Agilent, as disclosed on page 93, in accordance with SFAS 57.

        The Company has made the requested revisions to footnote 3 on page F-18 of Amendment No. 1 to include a discussion of the amounts Agilent has loaned to the Company's current CFO in accordance with SFAS 57.

Note 1.    Overview and Basis of Presentation, page F-7

74.
We note your disclosure that the amounts recorded for transactions and allocations are not necessarily representative of the amounts that would have been reflected in the financial statements had you been an entity that operated independently of Agilent. Tell us about your consideration of the guidance in Question 2 of SAB 1.B.1 in which the Staff states that it has required footnote disclosure, when practicable, of management's estimate of what the expenses of a subsidiary would have been on a stand-alone basis for all periods presented.

        The Company has considered the guidance in Question 2 of SAB 1.B.1 and believes that it is impractical for management to estimate expenses on a stand alone basis for any of the periods presented in the income statement. For example, if the Company had been a stand alone entity operating independently of Agilent, the Company most likely would have changed its manufacturing and legal structure, its employee base and the way in which the Company received infrastructure services (to a more fully outsourced model). The Company would not be able to reasonably estimate what the costs would have been associated with these decisions. Any disclosures relating to these differences would be impractical to factually support for any of the periods presented.

Note 2.    Summary of Significant Accounting Policies, page F-8

Revenue Recognition, page F-9

75.
Tell us and revise to state clearly at what point title and risk of loss have transferred to the customer, i.e., FOB shipping point or destination, on sales of your products.

        The Company has made the requested revisions on page F-9 of Amendment No. 1 to indicate that the point at which title and risk of loss is transferred varies by customer, contract and location. For some of the Company's customers, title and risk of loss are transferred at destination while other customers take delivery, title and risk of loss at the point of shipment.

76.
We note that your price is considered to be fixed or determinable when the price is not subject to refund or adjustments. Tell as and revise to the extent material to describe the types of price adjustments that you offer and how you account for them.

        The Company has made the requested revisions on page F-9 of Amendment No. 1 to clarify that refunds and "price adjustments" were insignificant for all periods presented.

Note 3.    Transactions with Agilent, page F-15

77.
Revise your disclosure of intercompany transactions to include the disclosures outlined in the Staff's Interpretive Response to Question 4 of SAB Topic 1.B.1.

        The Company has made the requested revisions on page F-17 of Amendment No. 1.

Note 4.    New Accounting Pronouncements, page F-16

78.
We note your disclosure that you estimate share compensation expenses for the fiscal year ended October 31, 2006 to be $10 million based on stock awards issued prior to January 31, 2006, and that your planned separation from Agilent may cause actual expenses to vary considerably from the estimate. Tell us and revise your discussion to disclose, if true, that you will not record an amount less than $10 million.

        The Company has made the requested revisions on page F-18 of Amendment No. 1.

Note 7.    Inventory, page F-23

79.
It appears that 60% of your finished goods at October 31, 2005 are comprised of demonstration products. Please tell us and revise to disclose how you account for the equipment at the point that it is determined to be used as demonstration equipment. Tell us the conceptual basis for your accounting and why you do not include this inventory in property and equipment and depreciate it over its useful life.

        The Company has made the requested disclosure revisions on page F-26 of Amendment No. 1. Respectfully, the Company does not believe that including this inventory in property and equipment and depreciating it over its useful life is appropriate. Demonstration products are usually sold to customers within the first twelve months. As of October 31, 2005, 87% of its demonstration inventory was aged less than 12 months. Other periods presented have similar aging percentages. Thus, the Company believes that classifying demonstration products as inventory and ensuring that they are carried at the lower of cost or net realizable value is a more appropriate accounting treatment.

Note 19.    Segment & Geographical Information, page F-37

80.
We note from page 70 that your products include the 93000 Series platform for SOCs, SIPs and high-speed memory and the V5000 Series for memory devices including flash memory and multi-chip packages. Please revise to show revenues from external customers for each product and service or each group of similar products and services unless it is impracticable to do so. If providing the information is impracticable, that fact should be disclosed and explained in your response. Please see paragraph 37 of SFAS 131.

        The Company acknowledges the Staff's comment and has made the requested revisions on page F-42 of footnote 19 of Amendment No. 1 to include the product line revenue information for its main product families, and has also expanded its disclosure of revenue by product family in the MD&A section of the prospectus.

        As disclosed in the prospectus, revenue from services includes extended warranty, customer support, consulting, training and education activities. The Company views its services revenue and activities as a single line of business activity. Services are delivered by a unified services and applications engineering group. For management purposes, the Company does not generally view or analyze its services activities on a product line by product line basis nor on service-type by service-type basis. Accordingly, the Company respectfully submits that breaking services revenues by associated product line or service-type would not be meaningful disclosure.

Exhibits

81.
Please file the agreement with Flextronics mentioned on page 11, the retention bonus agreements mentioned on page 87 and the agreements mentioned on page 93.

        The Company has filed the agreement with Flextronics and the Loan Agreement with Mr. Dillon as Exhibits 10.4 and 10.10, respectively, to the Registration Statement. The Company will file the retention bonus agreements mentioned on page 93 with a future amendment to the Registration Statement.

*    *    *

If you should have any questions or comments regarding this letter or Amendment No. 1, please contact William H. Hinman at (650) 251-5120, Gregory M. King at (650) 251-5175 or James D. Evans at (650) 251-5297.

Sincerely,
/s/ Simpson Thacher & Bartlett LLP
SIMPSON THACHER & BARTLETT LLP
cc:	Jay Mumford Securities and Exchange Commission
Kenneth M. Siegel Verigy Pte. Ltd.
D. Craig Nordlund Agilent Technologies, Inc.
Patrick A. Pohlen Latham & Watkins LLP